UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VIEWRAY, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

92672L107
(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP III LLC
Samuel D. Isaly

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92672L107
1	NAME OF REPORTING PERSON OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,866,102(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,866,102(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,866,102(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IA

(1)
Evidenced by (i) 9,458,567 Shares (as defined below) of ViewRay, Inc., a Delaware corporation (the “Issuer”), and (ii) 407,535 Shares issuable upon the exercise of warrants to purchase shares (the “Warrants”).

(2)
This percentage is calculated based upon information provided to the Reporting Persons by the Issuer according to which there were 52,188,773 shares of common stock, par value $0.01 per share (the “Shares”), outstanding on January 20, 2017, and includes an additional 407,535 Shares subject to currently exercisable Warrants.

CUSIP No. 92672L107
1	NAME OF REPORTING PERSON OrbiMed Capital GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,773,034 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,773,034 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,773,034 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)
Evidenced by (i) 9,369,342 Shares (as defined below) of ViewRay, Inc., a Delaware corporation (the “Issuer”), and (ii) 403,692 Shares issuable upon the exercise of warrants to purchase shares (the “Warrants”).

(2)
This percentage is calculated based upon information provided to the Reporting Persons by the Issuer according to which there were 52,188,773 shares of common stock, par value $0.01 per share (the “Shares”), outstanding on January 20, 2017, and includes an additional 403,692 Shares subject to currently exercisable Warrants.

CUSIP No. 92672L107
1	NAME OF REPORTING PERSON Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,866,102 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,866,102 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,866,102 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Evidenced by (i) 9,458,567 Shares (as defined below) of ViewRay, Inc., a Delaware corporation (the “Issuer”), and (ii) 407,535 Shares issuable upon the exercise of warrants to purchase shares (the “Warrants”).

(2)
This percentage is calculated based upon information provided to the Reporting Persons by the Issuer according to which there were 52,188,773 shares of common stock, par value $0.01 per share (the “Shares”), outstanding on January 20, 2017, and includes an additional 407,535 Shares subject to currently exercisable Warrants.

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly originally filed with the Securities and Exchange Commission (the “SEC”) on August 26, 2016 (the “Statement”) relates to the common stock, par value $0.01 per share (the “Shares”), of ViewRay, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 2 Thermo Fisher Way, Oakwood Village, OH 44146.  The Shares are listed on the NASDAQ Global Market under the ticker symbol “VRAY.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On January 13, 2017, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with the purchasers named therein (the “Participants”), pursuant to which the Issuer sold to the Participants at a closing occurring on January 18, 2017 the following securities (the “Private Placement”): (i) an aggregate of 8,602,589 Shares; and (ii) warrants (the “Warrants”) to purchase up to 1,720,512 additional Shares. The purchase price for each Share was $3.00, except that the purchase price paid by directors and/or officers of the Company who participated in the Private Placement was $3.17, which was equal to the consolidated closing bid price on the NASDAQ Global Market on the day of pricing, January 13, 2017. The purchase price for each Warrant was equal to $0.125 for each Warrant Share, consistent with NASDAQ Global Market requirements for an “at the market” offering, and the Warrants are exercisable at an exercise price of $3.17 per share.  As a result of the Private Placement, the Issuer’s total number of outstanding Shares increased to 52,188,773 following the closing (the “Outstanding Share Increase”).

Item 2.	Identity and Background

(a)                  This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP III LLC (“GP III”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)   Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole general partner of OrbiMed Associates III, LP (“Associates III”) and the sole managing member of GP III, which is the sole general partner of OrbiMed Private Investments III, LP (“OPI III”).  OPI III and Associates III hold Shares as described herein.  Advisors, GP III, and Isaly have their principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of Advisors and GP III are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e)   During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                  Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to its authority under the limited partnership agreement of OPI III, on January 18, 2017, GP III, as general partner of OPI III, caused OPI III to purchase an aggregate of 327,459 Shares at a price per Share of $3.00 and 65,491 Warrants having an exercise price of $3.17 at a price per Warrant of $0.125.  The purchases were funded using OPI III’s working capital.

Pursuant to its authority under the limited partnership agreement of Associates III, on January 18, 2017, Advisors caused Associates III to purchase an aggregate of 3,118 Shares at a price per share of $3.00 and 623 Warrants having an exercise price of $3.17 at a price per Warrant of $0.125.  The purchases were funded using Associates III’s working capital.

Item 4.	Purpose of Transaction

The Shares and Warrants initially have been acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI III or Associates III.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) — (b) The following disclosure assumes, based on information furnished to the Reporting Persons by the Issuer, that there are 52,188,773 Shares outstanding, which includes 8,602,589 Shares sold in the Private Placement, and for each Reporting Person takes account, as appropriate, of Shares subject to currently exercisable Warrants.

As of the date of this filing, Advisors, GP III and Isaly may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares.  Such Shares deemed to be indirectly beneficially owned by GP III constitutes approximately 18.6% of the issued and outstanding Shares, and such Shares deemed to be indirectly beneficially owned by Advisors and Isaly constitutes approximately 18.8% of the issued and outstanding Shares.  Advisors, pursuant to its authority as the sole managing member of GP III, which is the sole general partner of OPI III, and as the sole general partner of Associates III, may be deemed to indirectly beneficially own the Shares held by OPI III and Associates IIII.  GP III, pursuant to its authority as the general partner of OPI III, may be deemed to indirectly beneficially own the Shares held by OPI III.  Isaly, pursuant to his authority as the managing member of Advisors and owner of a controlling interest in Advisors, pursuant to its limited liability company agreement, may be deemed to also indirectly beneficially own the Shares attributable to Advisors.  As a result, Isaly, Advisors and GP III share the power to direct the vote and the disposition of the Shares held by OPI III described in Item 6 below, and Isaly and Advisors share the power to direct the vote and the disposition of the Shares held by Associates III.

In addition, Advisors and GP III, pursuant to their authority under the limited partnership agreements of OPI III and/or Associates III, prior to the date of this filing, caused OPI III and Associates III, as applicable, to enter into the agreements referred to in Item 6 below.

(c)            Except as disclosed in Item 3, none of the Reporting Persons has effected any transaction during the past sixty (60) days in any Shares.

(d)            Not applicable.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, GP III is the sole general partner of OPI III, pursuant to the terms of the limited partnership agreement of OPI III.  Advisors is the sole managing member of GP III, pursuant to the terms of the limited liability company agreement of GP III, and the sole general partner of Associates III, pursuant to the terms of the limited partnership agreement of Associates III.  Pursuant to these agreements and relationships, Advisors and GP III have discretionary investment management authority with respect to the assets of OPI III, and Advisors has discretionary investment management authority with respect to the assets of Associates III.  Such authority includes the power of GP III and Advisors to vote and otherwise dispose of securities purchased by OPI III, and the power of Advisors to vote and otherwise dispose of securities purchased by Associates III.  The number of outstanding Shares held of record by OPI III is 9,369,342, and the number of outstanding Shares held of record by Associates III is 89,225.  Advisors may be considered to hold indirectly 9,458,567 Shares, and GP III may be considered to hold indirectly 9,369,342 Shares.

David Bonita (“Bonita”), an employee of Advisors, has been a member of the Board of Directors of the Issuer since January 2008, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  From time to time, Bonita may receive stock options or other awards of equity‑based compensation pursuant to the Issuer’s compensation arrangements for non‑employee directors.  Bonita is obligated to transfer any Shares issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such Shares or economic benefits are provided to OPI III and Associates III.

Stockholders’ Agreement

In connection with the Private Placement, OPI III and Associates III and the other Participants entered into a stockholders’ agreement with the Issuer (the “Stockholders’ Agreement”).  Pursuant to the Stockholders’ Agreement, the Issuer agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) within 60 days after the closing of the Private Placement for purposes of registering the resale of the Shares, the shares of common stock issuable upon exercise of the Warrants, and any shares of common stock issued as a dividend or other distribution with respect to the Shares or shares underlying the Warrants. The Issuer agreed to use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC within 150 days after the closing of the Private Placement. The Issuer also agreed, among other things, to indemnify the selling holders under the registration statements from certain liabilities and to pay all fees and expenses (excluding underwriting discounts and selling commissions and all legal fees of any selling holder) incident to the Company’s obligations under the Stockholders’ Agreement.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly.
2.	Stockholders’ Agreement, dated as of January 13, 2017, by and among ViewRay, Inc. and certain investors signatory thereto.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2017

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP III LLC

By:	OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

Samuel D. Isaly

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP III LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly.
2.	Stockholders’ Agreement, dated as of January 13, 2017, by and among ViewRay, Inc. and certain investors signatory thereto.